SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLOCKBUSTER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock,

par value $0.01 per share

(Title of Class of Securities)

093679108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

Telephone: (214) 854-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alan J. Bogdanow

Vinson & Elkins L.L.P.

3700 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Telephone: (214) 220-7700

Calculation of Filing Fee

Transaction Valuation Amount*	Amount of Filing Fee
$67,000,000	$8,488.90

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,810,195 shares of Class A Common Stock of Blockbuster Inc. having an aggregate value as of October 27, 2004 of approximately $67,000,000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of October 27, 2004 using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing Party:	Not applicable.
	Date Filed:	Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Outstanding Unexercised Options to Purchase Shares of Blockbuster Inc. Class A Common Stock for Restricted Shares of Blockbuster Inc. Class A Common Stock, Restricted Share Units Settleable in Blockbuster Inc. Class A Common Stock or Cash, dated November 9, 2004 (the “Offer to Exchange”), attached as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Blockbuster Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 1201 Elm Street, Dallas, Texas 75270. The Company’s phone number is (214) 854-3000. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Blockbuster Inc.”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees in participating countries to exchange, for compensatory purposes, their unexercised options (the “Eligible Options”) to purchase Blockbuster Inc. class A common stock, par value $0.01 per share (the “Class A Common Stock”), (whether vested or unvested) that were issued under the Blockbuster Inc. 1999 Long-Term Management Incentive Plan, for newly issued restricted shares (the “Restricted Shares”) of Class A Common Stock issued pursuant to the Blockbuster Inc. Amended and Restated 1999 Long-Term Management Incentive Plan (as amended through October 6, 2004, the “1999 Plan”) and/or pursuant to the Blockbuster Inc. 2004 Long-Term Management Incentive Plan (as amended through October 6, 2004, the “2004 Plan”), restricted share units (the “Restricted Share Units”) issued pursuant to the 1999 Plan and/or the 2004 Plan that will represent the right to receive shares of Class A Common Stock upon vesting, or cash, upon the terms and subject to the conditions described in the Offer to Exchange and the related personalized statement and election form attached as Exhibits (a)(2) through (a)(8) (the Offer to Exchange, the personalized statement and election form, as they may be amended or supplemented from time to time, being referred to as the “Offer”). Only employees of the Company or one of its subsidiaries in participating countries as of November 9, 2004 who continue to be employees through the date the Company accepts their tendered options for exchange and cancellation are eligible to participate in the Offer. Employees in participating countries who are currently on a personal leave of absence or a medical, maternity, workers’ compensation, military or other statutorily protected leave of absence are eligible to participate in the Offer. Members of the Company’s board of directors who are not also employees of the Company or any of its subsidiaries are not eligible to participate in the Offer. The participating countries are Argentina, Australia, Canada, Chile, Denmark, Ireland, Italy, Mexico, Spain, Taiwan, the United Kingdom, the United States and Uruguay.

As of October 27, 2004, options to purchase 25,193,358 shares of the Company’s Class A Common Stock were issued and outstanding under the 1999 Plan. Of these outstanding options, options exercisable for 24,810,195 shares of the Company’s Class A Common Stock are held by eligible participants. The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Participants; Number of Restricted Shares or Restricted Share Units; Amount of Cash Payment; Expiration Date”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Shares and Restricted Share Units”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Class A Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange in Schedule A and under Section 9 (“Information Concerning Blockbuster Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Participants; Number of Restricted Shares or Restricted Share Units; Amount of Cash Payment; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of Restricted Shares, Restricted Share Units and Cash”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of

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Restricted Shares and Restricted Share Units”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Material Non-U.S. Tax Consequences”), and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange on the introductory pages and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Shares and Restricted Share Units”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Blockbuster Inc.”) and Section 17 (“Additional Information”), in Item 8 (pages 60 through 95) of Blockbuster Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003, and in Item 1 (pages 3 through 19) of Blockbuster Inc.’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2004 is incorporated herein by reference.

(b) Not applicable.

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Item 11. Additional information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)   (1) Offer to Exchange, dated November 9, 2004.

        (2) Form of Personalized Statement (Restricted Shares).

        (3) Form of Personalized Statement (Restricted Share Units).

        (4) Form of Personalized Statement (Cash).

        (5) Election Form (Restricted Shares).

        (6) Election Form (Restricted Share Units) (United Kingdom and Mexico).

        (7) Election Form (Restricted Share Units) (Canada and Ireland)

        (8) Election Form (Cash).

        (9) Exchange Program Contents Summary (Restricted Shares).

        (10) Exchange Program Contents Summary (Restricted Share Units).

        (11) Exchange Program Contents Summary (Cash).

        (12) Letter from John F. Antioco (Restricted Shares).

        (13) Letter from John F. Antioco (Restricted Share Units).

        (14) Letter from John F. Antioco (Cash).

        (15) Global Exchange of Stock Options Brochure (Restricted Shares).

        (16) Global Exchange of Stock Options Brochure (Restricted Share Units).

        (17) Global Exchange of Stock Options Brochure (Cash).

        (18) Powerpoint Presentation (Restricted Shares).

        (19) Powerpoint Presentation (Restricted Share Units).

        (20) Powerpoint Presentation (Cash).

        (21) Form of Notice of Withdrawal (attached as Appendix G to the Offer to Exchange).

        (22) Form of Notice of Expiration of Blockbuster Inc. Stock Option Exchange Offer and Acceptance and Cancellation of Tendered Stock Options in Exchange for Restricted Shares, Restricted Share Units, or Cash.

        (23) Memorandum regarding Preclearance.

        (24) Blockbuster Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, and incorporated herein by reference.

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        (25) Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2004, filed with the Commission on May 7, 2004, and incorporated herein by reference.

        (26) Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004, and incorporated herein by reference.

        (27) Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004, filed with the Commission on November 8, 2004, and incorporated herein by reference.

        (28) Blockbuster Inc. Registration Statement on Form S-4 (File No. 333-116617), filed with the Commission on June 18, 2004, and the amendments thereto filed with the Commission on July 29, 2004, August 24, 2004 and September 8, 2004, and incorporated herein by reference.

(b)    Not applicable.

(d)    (1) Blockbuster Inc. Amended and Restated 1999 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

        (2) Blockbuster Inc. 2004 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

        (3) Form of Restricted Share Award Agreement (attached as Appendix B to the Offer to Exchange).

        (4) Form of Restricted Share Unit Award Agreement for Residents of the United Kingdom Not Subject to U.S. Federal Income Taxation (attached as Appendix C to the Offer to Exchange).

        (5) Form of Restricted Share Unit Award Agreement for Residents of Canada Not Subject to U.S. Federal Income Taxation (attached as Appendix D to the Offer to Exchange).

        (6) Form of Restricted Share Unit Award Agreement for Residents of Ireland Not Subject to U.S. Federal Income Taxation (attached as Appendix E to the Offer to Exchange).

        (7) Form of Restricted Share Unit Award Agreement for Residents of Mexico Not Subject to U.S. Federal Income Taxation (attached as Appendix F to the Offer to Exchange).

(g)    Not applicable.

(h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)    Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLOCKBUSTER INC.

/s/ Edward B. Stead
By:	Edward B. Stead
Executive Vice President and General Counsel

Date:  November 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated November 9, 2004.

(a)(2)	Form of Personalized Statement (Restricted Shares).

(a)(3)	Form of Personalized Statement (Restricted Share Units).

(a)(4)	Form of Personalized Statement (Cash).

(a)(5)	Election Form (Restricted Shares).

(a)(6)	Election Form (Restricted Share Units) (United Kingdom and Mexico).

(a)(7)	Election Form (Restricted Share Units) (Canada and Ireland)

(a)(8)	Election Form (Cash).

(a)(9)	Exchange Program Contents Summary (Restricted Shares).

(a)(10)	Exchange Program Contents Summary (Restricted Share Units).

(a)(11)	Exchange Program Contents Summary (Cash).

(a)(12)	Letter from John F. Antioco (Restricted Shares).

(a)(13)	Letter from John F. Antioco (Restricted Share Units).

(a)(14)	Letter from John F. Antioco (Cash).

(a)(15)	Global Exchange of Stock Options Brochure (Restricted Shares).

(a)(16)	Global Exchange of Stock Options Brochure (Restricted Share Units).

(a)(17)	Global Exchange of Stock Options Brochure (Cash).

(a)(18)	Powerpoint Presentation (Restricted Shares).

(a)(19)	Powerpoint Presentation (Restricted Share Units).

(a)(20)	Powerpoint Presentation (Cash).

(a)(21)	Form of Notice of Withdrawal (attached as Appendix G to the Offer to Exchange).

(a)(22)	Form of Notice of Expiration of Blockbuster Inc. Stock Option Exchange Offer and Acceptance and Cancellation of Tendered Stock Options in Exchange for Restricted Shares, Restricted Share Units, or Cash.

(a)(23)	Memorandum regarding Preclearance.

(a)(24)	Blockbuster Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, and incorporated herein by reference.

(a)(25)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2004, filed with the Commission on May 7, 2004, and incorporated herein by reference.

(a)(26)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004, and incorporated herein by reference.

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Exhibit Number	Description

(a)(27)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004, filed with the Commission on November 8, 2004, and incorporated herein by reference.

(a)(28)	Blockbuster Inc. Registration Statement on Form S-4 (File No. 333-116617), filed with the Commission on June 18, 2004, and the amendments thereto filed with the Commission on July 29, 2004, August 24, 2004 and September 8, 2004, and incorporated herein by reference.

(d)(1)	Blockbuster Inc. Amended and Restated 1999 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(d)(2)	Blockbuster Inc. 2004 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(d)(3)	Form of Restricted Share Award Agreement (attached as Appendix B to the Offer to Exchange).

(d)(4)	Form of Restricted Share Unit Award Agreement for Residents of the United Kingdom Not Subject to U.S. Federal Income Taxation (attached as Appendix C to the Offer to Exchange).

(d)(5)	Form of Restricted Share Unit Award Agreement for Residents of Canada Not Subject to U.S. Federal Income Taxation (attached as Appendix D to the Offer to Exchange).

(d)(6)	Form of Restricted Share Unit Award Agreement for Residents of Ireland Not Subject to U.S. Federal Income Taxation (attached as Appendix E to the Offer to Exchange).

(d)(7)	Form of Restricted Share Unit Award Agreement for Residents of Mexico Not Subject to U.S. Federal Income Taxation (attached as Appendix F to the Offer to Exchange).

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